UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On July 27, 2017, the registrant announced that the special committee (the “Special Committee”) of the registrant’s board of directors (the “Board”) has retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its United States legal counsel in connection with its review and evaluation of the previously-announced non-binding proposal (the “Proposal”) that the Board received on May 22, 2017 from Dr. Charles Zhang, the Chairman of the Board, for the acquisition of all outstanding shares in the registrant, including shares represented by American depositary shares, by an acquisition vehicle to be formed by Dr. Zhang. The Special Committee also announced that Mr. Dave De Yang resigned from the Special Committee, effective June 27, 2017, to focus on his services to the special committee of the board of directors of Sohu.com Inc., the registrant’s controlling shareholder, in connection with the transactions contemplated by the Proposal. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit

99.1	Press release: “Changyou.com Announces Special Committee Retains Financial Advisor and Legal Counsel and Resignation of Special Committee Member”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: July 27, 2017